Exhibit 99.2

’sDiscussion and Analysis
1st Quarter 2023
Management’s Discussion and Analysis For the Three months Ended December 31, 2022	Quipt Home Medical Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Quipt Home Medical Corp. and its subsidiaries (“Quipt” or the “Company”), prepared as of February 13, 2023 and should be read in conjunction with the consolidated financial statements for the three months ended December 31, 2022, including the notes therein. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise specified, all financial data is presented in US dollars. The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp. and/or the management and employees of the Company.

Additional information relevant to the Company is available for review on SEDAR at www.sedar.com.

Page 2	Caution Regarding Forward-Looking Statements
Page 4	Selected Quarterly Information
Page 5	About Our Business and Operating Results
Page 9	Financial Position
Page 13	Accounting and Disclosure Matters
Page 17	Financial Instruments and Risk Management
Page 18	Risk Factors

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (“MD&A”) contains certain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based upon the current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, and other future conditions of Quipt Home Medical Corp. (the “Company” or “Quipt”). Forward-looking statements can be identified by the words such as “expect”, “likely”, “may”, “will”,, “would”, “could”, “should”, “continue”, “contemplate”, “intend”, or ”anticipate”, “believe”, “envision”, “estimate”, “expect”, “plan”, “predict”, “project”, “target”, “potential”, ”proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A.

Forward-looking statements in this MD&A therein include, but are not limited to, statements with respect to: operating results; profitability;  financial condition and resources;  anticipated needs for working capital;  liquidity;  capital resources; capital expenditures; milestones; licensing milestones;  information with respect to future growth and growth strategies;  anticipated trends in the industry in with the Company operates;  the Company’s future financing plans;  timelines;  currency fluctuations;  government regulation;  unanticipated expenses;  commercial disputes or claims; limitations on insurance coverage;  availability and expectations regarding of cash flow to fund capital requirements; the product offerings of the Company; the competitive conditions of the industry; the competitive and business strategies of the Company; on-going implications of the novel coronavirus (“COVID-19”); statements relating to the business and future activities of, and developments related to, the Company, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; and other events or conditions that may occur in the future.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of the Company’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. The material factors and assumptions used to develop the forward-looking statements contained in this MD&A, without limitation: the Company’s ability to successfully execute its growth strategies and business plan; the ability to successfully identify strategic acquisitions; the Company’s ability to realize anticipated benefits, synergies or generate revenue, profits or value from its recent acquisitions into existing operations; management’s perceptions of historical trends, current conditions and expected future developments; the ability of the Company to take market share from competitors; the Company’s ability to attract and retain skill staff; market conditions and competition; the products, services and technology offered by the Company’s competitors; the Company’s ability to generate cash flow from operations the Company’s ability to keep pace with changing regulatory requirements; ongoing ability to conduct business in the regulatory environments in which the Company operates and may operate in the future; that the Company’s ability to maintain strong business relationships with its suppliers, service provides and other third parties will be maintained; COVID-19 and recall related supply chain issues will be resolved within the near future; the Company’s ability to fulfill prescriptions for services and products;  the anticipated growth of the niche market of home equipment and monitoring; the anticipated increase in demand for various medical products and equipment; demand and interest in the Company’s products and services; the ability to deploy up front capital to purchase monitoring and treatment equipment; anticipated and unanticipated costs;  the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; the general economic, financial market, regulatory and political conditions in which the Company operates and the absence of material adverse changes in the Company’s industry, regulatory

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

environmental or the global economy; and other considerations that management believes to be appropriate in the circumstances.

Forward-looking statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Readers are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include: credit risks, market risks (including those related to equity, commodity, foreign exchange and interest rate markets), liquidity risks, operational risks (including those related to technology and infrastructure), and risks relating to reputation, insurance, strategy, regulatory matters, legal matters, environmental matters and capital adequacy. Examples of such risk factors include: the Company may be subject to significant capital requirements and operating risks; changes in law, the ability to implement business strategies, growth strategies and pursue business opportunities; state of the capital markets; the availability of funds and resources to pursue operations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; difficulty integrating newly acquired businesses; low profit market segments; disruptions in or attacks (including cyber-attacks) on information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior; the failure of third parties to comply with their obligations; the impact of new and changes to, or application of, current laws and regulations; the overall difficult litigation environment, including in the United States; risks related to infectious diseases, including the impacts of COVID-19; increased competition; changes in foreign currency rates; loss of foreign private issuer status; risks relating to the deterioration of global economic conditions; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events, as well as other general economic, market and business conditions, amongst others, as well as those risk factors described under the heading “Risk Factors” and elsewhere in this MD&A  and therein and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities including, without limitation, the Company’s audited annual financial statements and the Company’s Annual Information Form (“AIF”). Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

FIRST QUARTER 2023 HIGHLIGHTS

●	Increased revenues for the three months ended December 31, 2022 to $40.8 million, or 38.2%, from the three months ended December 31, 2021.
●	Increased the number of equipment set-ups to 146,350 for the three months ended December 31, 2022 from 118,100 in the prior year period, an increase of 23.9%.
●	Increased the number of respiratory resupply set-ups to 69,482 for the three months ended December 31, 2022 from 51,137 in the prior year period, an increase of 35.9%.
●	Generated Adjusted EBITDA of $9.0 million, a 49.8% increase from the prior year period, and represented 22.0% of revenue. Adjusted EBITDA is a non-IFRS measure and is reconciled to net income (loss) on page 7.
●	Subsequent to quarter end, on January 3, 2023, closed on the acquisition of Great Elm Healthcare, LLC, which brings $60 million of annual revenue.

SELECTED QUARTERLY INFORMATION (UNAUDITED)

	For the three	For the three
	months	months
	ended December 31,	ended December 31,
	2022	2021
Number of patients serviced	99,420	75,309
Number of equipment set-ups or deliveries	146,350	118,100
Respiratory resupply set-ups or deliveries	69,482	51,137
Adjusted EBITDA(1)	$8,995	$6,005
Total revenues	$40,815	$29,525
Net income (loss)	$325	$(2,131)
Basic earnings (loss) per share	$0.01	$(0.06)
Diluted earnings (loss) per share	$0.01	$(0.06)
Total assets	$131,725	$108,573
Total long-term liabilities	$14,182	$17,214
Shareholders' equity	$80,443	$58,622

(1)	Refer to the definition of Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) on the following pages.

The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp. and/or the management and employees of the Company.

Reporting entity

The Company’s shares are traded on the TSX Venture Exchange and on NASDAQ in the United States, both under the symbol QIPT.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

ABOUT OUR BUSINESS

Quipt business objective

The growth in the number of elderly patients in the US healthcare market is creating pressure to provide more efficient delivery systems. Healthcare providers, such as hospitals, physicians, and pharmacies, are seeking partners that can offer a range of products and services that improve outcomes, reduce hospital readmissions, and help control costs. Quipt fills this need by delivering a growing number of specialized products and services to achieve these goals. Quipt seeks to provide an ever-expanding line of products and services over larger geographic regions within the United States using several growth strategies. With over 100 offices, Quipt employs more than 1,100 personnel in the United States.

Future outlook

Quipt expects to generate net profit and positive Adjusted EBITDA. Our top priority continues to be the generation of operational net profit, positive cash flow, and growth in EBITDA in fiscal year 2023 and beyond. As we continue to expand in our existing markets, we plan to leverage our business platforms to enter new markets. As we continue to grow and achieve scale, the increasing cash generated from operations will be used to market our products and services and to gain market share. Our continued integration and rationalization, and our acquisitions, have given us a focus and path towards profitability at each business unit.

Going forward, we seek to find ways to continue to grow our customer base and penetrate these markets, while continuing to streamline our operational platform and generate positive cash flow and operational profits. We will continue to improve on operational efficiencies and call center management as they are key execution points to maintaining our healthy gross margin while growing revenues by cross selling services to existing and acquired patients.

COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic. The crisis related to COVID-19 is unprecedented and has had an impact on the Company's employees, customers, and suppliers in 2021 through 2023.

Supply Chain

The Company closely monitors the changing global environment to enable immediate actions to be taken to ensure customer order fulfillment is achieved across the various markets. The shipment of goods from Asia continues to be impacted by COVID-19 disruptions to manufacturing. Global chip shortages continue to impact parts of our business as well.

Demand

Consumer demand for Quipt products and services is strong in most major markets. Brick and mortar retail consumer traffic continues to be affected in some markets with government-imposed restrictions and consumer purchasing behavior. Online and e-commerce channels are active in the United States.

The demand for Quipt products and services were not adversely impacted by COVID-19. Demand for healthcare products and services increased during the pandemic as hospitals, physicians and pharmacies had an increased need to healthcare products and services, especially products and services relating to respiratory health and assistance.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

OPERATING RESULTS

Accounting policies and estimates

The consolidated financial statements for the three months ended December 31, 2022 are prepared under International Financial Reporting Standards (“IFRS”) issued by the governing body of the International Accounting Standards Board (“IASB”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses for the period of consolidated financial statements.

IFRS accounting treatment

Management does not rely upon non-cash IFRS accounting impact of certain items such as impairment of goodwill and intangible assets, changes in the fair value of financial derivatives, stock-based compensation and amortization of intangible assets when planning, monitoring, and evaluating the Company’s performance or in making financial decisions.

Non-IFRS measures

Throughout this MD&A, references are made to several measures which are believed to be meaningful in the assessment of the Company’s performance. These metrics are non-standard measures under IFRS and may not be identical to similar measures reported by other companies. Also, in the future, we may disclose different non- IFRS financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results as determined in accordance with IFRS. The primary purpose of these non-IFRS measures is to provide supplemental information that may prove useful to investors who wish to consider the impact of certain non-cash or uncontrollable items on the Company’s operating performance.

EBITDA and Adjusted EBITDA

In calculating EBITDA and Adjusted EBITDA, certain items are excluded from net income (loss), including interest, income taxes, depreciation, amortization, change in fair value of derivative financial liabilities, and stock-based compensation. Set forth below are descriptions of the financial items that have been excluded from net income or loss to calculate EBITDA and Adjusted EBITDA and the material limitations associated with using these non-IFRS financial measures as compared to net income or loss.

●	Depreciation and amortization expense may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations and amortization of intangibles valued in acquisitions. However, we do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating costs.
●	The amount of interest expense we incur or interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of interest expense to be a representative component of the day-to-day operating performance of our business.
●	The change in fair value of derivative financial liabilities is the change in value of the debenture and these changes are non-cash until realized upon settlement of the instruments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

●	Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and may reduce the amount of funds otherwise available for use. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.
●	Stock-based compensation may be useful for investors to consider because it is an estimate of the non-cash component of compensation received by the Company’s directors, officers, employees, and consultants. However, stock-based compensation is being excluded from the Company’s operating expenses because the decisions which gave rise to these expenses were not made to increase revenue in a particular period but were made for the Company’s long-term benefit over multiple periods. While strategic decisions, such as those to issue stock-based awards are made to further the Company’s long-term strategic objectives and impact the Company’s earnings under IFRS, these items affect multiple periods and management is not able to change or affect these items within any period.
●	Acquisition-related costs may be useful for the investors to consider because they are professional fees directly related to completing the various acquisitions. While the costs are expected to be recurring if the Company continues to make acquisitions, they are non-recurring as they relate to the specific acquisition and are incurred prior to the inclusion of such acquisitions in the consolidated revenues of the Company.

Management uses both IFRS and non-IFRS measures when planning, monitoring, and evaluating the Company’s performance.

The following table shows the Company’s IFRS measures reconciled to EBITDA and Adjusted EBITDA (non-IFRS measures) for the indicated periods.

	Three	Three
	months	months
	ended December	ended December
	31, 2022	31, 2021
Net income (loss)	$325	$(2,131)
Add back:
Depreciation and amortization	6,793	5,013
Interest expense, net	712	501
Provision (benefit) for income taxes	333	148
EBITDA	8,163	3,531
Stock-based compensation	571	2,110
Acquisition-related costs	257	62
Gain (loss) on foreign currency transactions	4	41
Change in fair value of debentures and warrants	—	261
Adjusted EBITDA	$8,995	$6,005

The following is a summary of the Company’s unaudited operating results as recorded in accordance with IFRS.

	(UNAUDITED)
	Three months	Three months
	ended December 31,	ended December 31,
	2022	2021
Revenues	$40,815	$29,525
Inventory sold	10,075	7,659
Operating expenses	19,462	13,414
Bad debt expense	2,283	2,412

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Depreciation	5,992	4,566
Amortization of intangible assets	801	447
Stock-based compensation	571	2,110
Acquisition related costs	257	62
Gain on disposals of property and equipment	—	35
Interest expense, net	712	501
Loss on foreign currency transactions	4	41
Change in fair value of debentures	—	261
Provision for income taxes	333	148
Net income (loss)	$325	$(2,131)
Income (loss) per share
Basic	$0.01	$(0.06)
Diluted	$0.01	$(0.06)

Revenue

For the three months ended December 31, 2022, revenue totaled $40,815,000, an increase of $11,290,000, or 38.2%, from the three months ended December 31, 2021. This increase is primarily due to the acquisitions during the year ended September 30, 2022.

Inventory sold

For the three months ended December 31, 2022, inventory sold totaled $10,075,000 as compared to $7,659,000 for the three months ended December 31, 2021. The increase in dollars was due to the growth in revenues. The improvement as a percent of revenues was due to negotiating better pricing with vendors.

Operating expenses

For the three months ended December 31, 2022, operating expenses were $19,462,000, an increase of $6,048,000 from $13,414,000 for the three months ended December 31, 2021. Acquisitions contributed approximately $5,000,000 of the increase. Remaining increases related to payroll, professional fees, and inflation.

Bad debt expense

Bad debt expense decreased by $129,000 to $2,283,000 for the three months ended December 31, 2022. This decrease is primarily due to improved collections.

Depreciation expense

Depreciation expense increased by $1,426,000 to $5,992,000 for the three months ended December 31, 2022. This increase is primarily due to the acquisitions during the year ended September 30, 2022.

Stock-based compensation

Stock-based compensation decreased to approximately $571,000 for the three months ended December 31, 2022 from $2,110,000 for the three months ended December 31, 2021, due to fewer stock-based awards from prior years remaining to be vested.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Interest expense

Interest expense for the three months ended December 31, 2022 increased to $712,000 from $501,000 for the three months ended December 31, 2021. This increase is due to higher borrowings on the Company’s revolving credit facility, and higher interest from more real estate leases as a result of the acquisitions during the year ended September 30, 2022. These increases were partially offset by the decrease in interest expense related to the debentures that were converted to common shares in September 2022.

Change in fair value of debentures

Debentures issued during 2019 were valued at fair value using the current trading price. The change in fair value of debentures was a gain of $261,000 for the three months ended December 31, 2021. The debentures were converted to common stock during September 2022, so no debentures were outstanding during the three month ended December 31, 2022 to generate a change in fair value.

Provision for income taxes

For the three months ended December 31, 2022 and 2021, the provision for income taxes of $333,000 and $148,000, respectively, were for state and local taxes payable. There is no federal income tax provision due to the Company’s net operating loss carryforwards.

FINANCIAL POSITION (UNAUDITED)

	As at	As at
	December 31, 2022	September 30, 2022
Cash	$3,656	$34,612
Accounts receivable, inventory and prepaid assets	35,299	22,621
Property and equipment	36,393	23,506
Other assets	56,377	27,834
Total assets	$131,725	$108,573
Accounts payable and other current liabilities	$37,100	$32,737
Long-term debt and other long-term liabilities	14,182	17,214
Total liabilities	51,282	49,951
Shareholders’ equity	80,443	58,622
Total liabilities and shareholders’ equity	$131,725	$108,573

Liquidity

The Company’s primary source of liquidity is cash flow from operations and its line of credit availability.

Cash flows from operations could be negatively impacted by decreased demand for the Company’s products, which may result from factors such as adverse economic conditions and changes in public and consumer preferences, the loss of confidence by the Company’s principal customers in the Company and its product lines, or by increased costs associated with manufacturing and distribution of products. The Company expects that cash, future operating cash flows, and the amounts available to be drawn against the credit facilities will enable the Company to finance its capital investment program and fund its ongoing business requirements over the next twelve months, including working capital and financial obligations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

As of December 31, 2022, the Company had cash on hand of $3,656,000 and line of credit availability of $16,900,000. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due. The Company will do so by continuously monitoring actual and expected cash flows and monitoring financial market conditions for signs of weakness.

As of September 30, 2022, the Company faces minimal liquidity risk in its current financial obligations as they become due and payable. The Company has $37,100,000 of liabilities that are due within one year, but has $38,955,000 of current assets plus revolver line of credit availability of $16,900,000 to meet those obligations.

Capital management

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, and accumulated deficit, which totaled $80,443,000 at December 31, 2022, along with long-term debt, which totaled $14,182,000 at December 31, 2022.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily obtained through the issuance of equity and debt instruments.

The Company maintains all capital that is surplus to its immediate operational needs in cash with major US and Canadian financial institutions.

The Company had the following equity instruments outstanding at December 31, 2022 and September 30, 2022:

(UNAUDITED)

	As at	As at
	December 31, 2022	September 30, 2022
	(000’s)	(000’s)
Common shares	35,605	35,605
Options	3,689	3,689
Restricted stock units	930	930

The outstanding shares as of February 13, 2023 are 36,037,276 common shares. The increase in shares after December 31,2022 is due to the acquisition of Great Elm Healthcare, LLC acquired in January 2023.

Financing

Historically and currently, the Company has financed its operations primarily from cash flow from operations, equipment loans, leases, issuances of equity for cash, credit facilities, and through the issuance of shares to acquire businesses.

Senior Credit Facility

In September 2022, the Company entered into a five-year, $110,000,000 senior credit facility (“Facility”) with a group of US banks. The facility consists of a delayed draw term loan facility of $85,000,000, a term loan of $5,000,000 that was drawn at closing, and a $20,000,000 revolving credit facility. The facility amends the $20,000,000 revolving credit facility that was entered into in September 2020. The Facility is secured by substantially all assets of the Company and is subject to certain financial covenants.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

The Facility bears interest at variable rates ranging in length from daily to three months and has fees for unused balances. As of December 31, 2022, the outstanding balances under the Facility totaled $8,037,500, comprised of $4,937,500 on the term loan and $3,100,000 on the revolving credit facility.

As of December 31, 2022, the term loan bears interest at an annual rate of 6.8% and is repayable in quarterly installments of $62,500, with the balance due at maturity. The revolving credit facility bears interest at an annual rate of 8.6% and is payable at maturity. It is classified as a current liability as it is expected to be repaid during the next twelve months. Interest expense on the Facility was $213,000 for the three months ended December 31, 2022. The fair value of the facility approximates the carrying value as of December 31, 2022.

The Company has incurred $1,810,000 in financing costs to obtain the Facility, which is reflected as a reduction of the outstanding balance and is being amortized as interest expense using the effective interest method over the life of the Facility. During the three months ended December 31, 2022, $89,000 of amortization of deferred financing costs was recorded.

A summary of the balances related to the Facility as of December 31, 2022 is as follows:

	As of	As of
	December 31, 2022	September 30, 2022
Delayed-draw term loan	$—	$—
Term loan	4,938	5,000
Revolving credit facility	3,100	7,000
Total principal	8,038	12,000
Deferred financing costs	(1,706)	(1,765)
Net carrying value	$6,332	$10,235

Current portion	2,639	6,857
Long-term portion	3,692	3,378
Net carrying value	$6,331	$10,235

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the suppliers’ designated financial institutions, under which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In most cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company used an incremental borrowing rate of 6% - 7% to impute interest on these arrangements. Future payments on these liabilities as of December 31, 2022 are as follows:

Less than 1 year	$6,404
Between 1 and 5 years	307
Total	$6,711
Less: finance charges	(152)
Net lease liabilities	6,559
Current portion	6,388
Long-term portion	$171

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Lease Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 3.0% to 11.3%. Future payments on these liabilities are as follows:

Less than 1 year	$4,385
Between 1 and 5 years	9,494
More than 5 years	2,786
Total	16,665
Less: finance charges	(3,005)
Lease liabilities	13,660
Current portion	3,461
Long-term portion	$10,199

Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Quarterly operating results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Dec. 31, 2022	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022
Revenue	$40,815	$40,092	$36,692	$33,553
Net income (loss)	325	1,770	163	5,037
Net income (loss) per share - basic	0.01	0.05	0.00	0.15
Net income (loss) per share - diluted	0.01	0.05	0.00	0.14
Total assets	$131,725	$132,214	$130,478	$110,526

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Revenue	$29,525	$29,118	$26,238	$24,240
Net income (loss)	(2,131)	(1,379)	6,329	(12,490)
Net income (loss) per share - basic	(0.06)	(0.04)	0.23	(0.43)
Net income (loss) per share - diluted	(0.06)	(0.04)	0.23	(0.43)
Total assets	$107,376	$108,573	$106,542	$89,728

Results of operations for the healthcare services market in which the Company operates show little seasonality from quarter to quarter. The increase in revenues from the past year is primarily due to the Company’s acquisitions during the year ended September 30, 2022. The volatility of the net income (loss) is primarily due to the change in fair value of debentures and warrants. In the three months ended March 31, 2022 and September 30, 2022, there was also income from the government grant.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Related party transactions

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases were approximately $65,000 and $52,000 per month for the three months ended December 31, 2022 and 2021, respectively, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (CPI-U), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Expense for Board of Directors’ fees were $88,000 and $53,000 for the three months ended December 31, 2022 and 2021, respectively. Stock-based compensation for the Board of Directors was $107,000 and $578,000 for the three months ended December 31, 2022 and 2021, respectively.

Key management personnel also participate in the Company’s share option program (see Note 1 to the unaudited condensed consolidated interim financial statements). The Company recorded compensation to key management personnel the following:

	Three months	Three months
	ended	ended
	December 31, 2022	December 31, 2021
Salaries and benefits	$291	$267
Stock-based compensation	237	1,096
Total	$528	$1,363

In addition to salaries and benefits above, bonuses of $519,000 and $485,000 for the years ended September 30, 2022 and 2021, respectively. These bonuses were recorded as payroll expense in the three months ended December 31, 2022 and 2021, respectively.

Off balance sheet arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its results of operations or financial condition.

ACCOUNTING AND DISCLOSURE MATTERS

Financial reporting controls

Internal control over financial reporting

Evaluation of disclosure controls and procedures

Our management, with the participation and supervision of our Chief Executive Officer and our Chief Financial Officer, have evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of the end of the period covered by this Quarterly Report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Quarterly Report, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting as reported in Form 40-F for the year ended September 30, 2022, as described below. However, after considering such material weaknesses, and the additional analyses and other procedures that we performed to ensure that our condensed consolidated financial statements included in this Quarterly Report were prepared in accordance with IFRS, our management has concluded that our consolidated financial statements

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods disclosed, in conformity with IFRS.

Management’s report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company's management, under the supervision of the Chief Executive Officer and Chief Financial Officer, and effected by the Company’s board of directors, evaluated the effectiveness of ICFR.  Management has concluded that as of September 30, 2022 and reported in Form 40-F internal control over financial reporting was not effective. Management concluded that the following material weaknesses existed as of December 31, 2022:

●	Management did not maintain appropriately designed entity-level controls impacting the control environment, risk assessment procedures, and effective monitoring activities. These deficiencies were attributed to: (i) management has not finalized the design and implementation, or retained appropriate documentation, of formal accounting policies, procedures, and controls across substantially all of the Company’s business processes, (ii) ineffective identification and formal assessment of overall business risks, and (iii) ineffective evaluation and determination as to whether the components of internal control were present and functioning.

●	Management did not maintain effective information technology general controls in the areas of user access management and segregation of duties within its systems supporting the Company’s accounting and financial reporting processes. Many of the Company’s manual controls dependent upon the information derived from these information technology systems were also ineffective, as management did not design and implement controls to validate the completeness and accuracy of underlying data utilized in the operation of those manual controls.

●	Management did not design and maintain effective controls over certain aspects of its revenue recognition process and related accounts, including controls around the classification of certain contracts as operating leases under IFRS 16.

●	Management did not appropriately design and implement management review controls at a sufficient level of precision around complex accounting areas and disclosure including business combinations and forecasts associated with intangible assets.

Remediation Efforts

We have begun the process of, and we are focused on, designing and implementing effective internal controls measures to improve our internal control over financial reporting and remediate the material weaknesses. Our internal control remediation efforts include the following:

●	We engaged an outside firm to assist management with (i) reviewing our current processes, procedures, and systems and assessing the design of controls to identify opportunities to enhance the design of controls that would address relevant risks identified by management, and (ii) enhancing and implementing protocols to retain sufficient documentary evidence of operating effectiveness of such controls. This internal control project is anchored in the framework and criteria established in Internal Control - Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission.

●	Continuing to enhance and formalize our accounting, business operations, and information technology policies, procedures, and controls to achieve complete, accurate, and timely financial accounting, reporting and disclosures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

●	Designing and implementing controls that address the completeness and accuracy of underlying data used in the performance of controls over accounting transactions and disclosures.

●	Enhancing policies and procedures to retain adequate documentary evidence for certain management review controls over certain business processes including precision of review and evidence of review procedures performed to demonstrate effective operation of such controls.

●	Finalizing the implementation of entity level controls which are expected to be implemented prior to the end of the year ending September 30, 2023.

Changes in Internal Control over Financial Reporting

As described above, we are in the process of implementing changes to our internal control over financial reporting to remediate the material weaknesses described herein. There have been no other changes in our internal control over financial reporting, during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, related disclosures and the reported amounts of revenues and expenses during the periods covered by the financial statements. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisition, and calculation of deferred taxes.

The Company has identified the following accounting policies under which significant judgments, estimates and assumptions are made, where actual results may differ from these estimates under different assumptions and conditions, which may materially affect financial results or the financial position in future periods.

Revenue recognition

Revenues are billed to, and collections are received from both third-party insurers, the largest of which is Medicare, and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payor. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting estimated revenue as required.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of reserves and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains reserve for expected credit losses. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated statements of financial position. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of the original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Critical accounting judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets, acquired liabilities, and the amount allocated to goodwill. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

The process of determining these fair values requires the Company to make estimates and assumptions of a long-term nature regarding discount rates, projected revenues, royalty rates and margins derived from experience, actual operating results, and budgets. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s contractual commitments and obligations as of December 31, 2022 (in thousands), which are primarily for debt, leasing of offices and other obligations. The leases have been entered into with terms of between one and ten years, including optional extensions.

		Less than	1-3	4-5	After 5
	Total	1 year	Years	Years	Years
Debt	$15,738	$9,762	$1,074	$4,705	$197
Finance lease obligations	16,669	4,386	6,204	3,293	2,786
Operating leases	75	75	—	—	—
Purchase obligations	—	—	—	—	—
Other obligations	19,112	19,112	—	—	—
Total contractual obligations	$51,594	$33,335	$7,278	$7,998	$2,983

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instrument risk exposure

The Company’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), and credit risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’s ability to continue as a going concern. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Company’s operating units. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivables are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains a reserve for credit losses based upon any specific payor collection issues that are identified and historical experience.

The Company recorded bad debt expense of $2,283,000 and $2,412,000 for the three months ended December 31, 2022, and 2021, respectively. As of December 31, 2022, no one customer represented more than 10% of outstanding accounts receivable. The Company does have more than x% of receivables due from Medicare. As this is a federal health insurance program in the United States, there is nominal credit risk associated with these balances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations denominated in foreign currencies. All of the Company’s sales and inventory sold and most all of the Company’s operating expenses are in US dollars. The Company’s purchase price payables in shares and common shares are denominated in Canadian dollars. Cash is maintained in both US dollars and Canadian dollars. Consequently, the Company is exposed to foreign currency exchange fluctuations.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash in US dollars. The Company monitors foreign currency exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

Based on the above net exposure at the three months ended December 31, 2022, depreciation, or appreciation of the US dollar against the Canadian dollar could result in a significant effect on net income or loss. The Company has not employed any foreign currency hedging programs.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s Facility, which an outstanding principal balance of $8,038,000 as of December 31, 2022, bears interest at variable rates ranging in length from daily to three months.

RISK FACTORS

We have disclosed the risk factors affecting our business, financial condition, and operating results in the section entitled “Risk Factors” in our Annual Report for the year ended September 30, 2022. There have been no material changes from the risk factors previously disclosed.

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